Exhibit (a)(5)(ix)

Boaz Weinstein:

So then why did we bid? Because it’s, it was a place to start. We are short at, you know, public debt at what I termed really optimistic level. So buying it at down 35, even with these adjustments, it’s probably gonna be an okay investment.

Matt Levine:

You say you’re short public debt. Like what, like, you’re short, like high yield? There’s like a matched like high yield debt against getting long this stuff or like is it, am I missing something like that?

Boaz Weinstein

Yeah. A huge part of our capital is to provide investors tail protection. And so, our domain expertise is credit derivatives. And so the liquidity in high yields credit derivatives is such where you can put on tens of billions. And so I have that as a short, in some sense, this at a discount fits as a long because if we’re right, and if these buys at minus 27 or minus 35 are bad buys, you know, look up below. And I, I will point you to when the Cliffwater News came out, since that minute — high yield has been suffering compared to…

Matt Levine:

Yeah. I was gonna say, you say look out below. Like is — is there like a scenario where like the stuff you can be short in high yield totally diverges from like BDC software loans?

Boaz Weinstein:

Right. So you’re bringing up a good point about basis risk. This is not a match trade. But and the average company in the high-yield index is quite a bit bigger and even better than a private credit portfolio. So, you know, leave it to the ingenuity of Goldman Sachs. Now they’re pitching total return swaps on private credit portfolios. People want more of a one-to-one.

Matt Levine:

And they’re pitching it to you? <Laugh>

Boaz Weinstein:

No, to everyone.

Matt Levine:

Sure.

Boaz Weinstein:

Yeah, yeah.

Matt Levine:

You might need it. <Laugh>

Boaz Weinstein:

But, also, you know what, as I saw in COVID, sometimes people who can’t sell the thing they can’t sell will sell what they can sell. And, and so private credit can certainly infect public credit. And when I say what I saw in COVID, you know, if you ask me, I mean, I often say like my imagination and the markets is not great enough. First of all, I don’t think people’s imagination here is great enough because so many people think we’re gonna buy none. So what did

I mean about COVID? I never would’ve thought ETFs for high yield could trade at 10, 15 point discounts. ETFs, they did and people sold them there because they needed the money. And so I think actually public markets are very affected by this private credit problem.

Matt Levine:

I think that when you say like people think you’re gonna buy now, like it’s really, it’s like such a classic like, like market maker adverse election question. Like you’re either gonna buy none or you’re gonna get filled and you’re gonna probably immediately regret getting filled. <Laugh>

Boaz Weinstein:

Probably if we get filled and oversubscribed, our next bid is, you know, decidedly lower. Sure. I’ve never been in a spot where like that information, that alternative data set, if you will, is so desired by the market because it ... Actually, I’d be curious about a Polymarket on that.

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